EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS
Holiday AL Holdings LP
Years Ended December 31, 2017, 2016 and 2015
With Report of Independent Auditors

Holiday AL Holdings LP
Consolidated Financial Statements
Years Ended December 31, 2017, 2016 and 2015

Report of Independent Auditors

The Partners
Holiday AL Holdings LP

We have audited the accompanying consolidated financial statements of Holiday AL Holdings LP (the Partnership), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
February 16, 2018

1

Holiday AL Holdings LP

Consolidated Balance Sheets
(In thousands)

	December 31
	2017	2016
Assets
Investment in real estate
Land and land improvements	$40,572	$40,378
Building and building improvements	269,084	267,966
Equipment	62,511	47,811
Leasehold improvements	40,626	29,718
Construction in progress	4,242	3,205
	417,035	389,078
Less accumulated depreciation	(123,883)	(101,555)
	293,152	287,523
Cash and cash equivalents	12,226	21,010
Cash and escrow deposits – restricted	16,645	17,221
Landlord required deposits	121,551	123,106
Accounts receivable, net	2,263	869
Prepaid expenses and other assets, net	15,147	15,154
Resident lease and other intangible assets, net	1,750	1,810
Due from affiliates	1,038	$13
Total assets	$463,772	$466,706

Liabilities and equity
Accounts payable and accrued expenses	$28,528	$27,159
Prepaid rent and deferred revenue, net	23,521	22,656
Tenant security deposits	2,312	2,588
Straight-line rent payable	184,051	149,486
Due to affiliate	—	102
Total liabilities	238,412	201,991

Equity	225,360	264,715
Total liabilities and equity	$463,772	$466,706

See accompanying notes to consolidated financial statements.

2

Holiday AL Holdings LP

Consolidated Statements of Operations
(In thousands)

	Years Ended December 31
	2017	2016	2015
Revenue
Resident fees	$486,523	$485,719	$472,856

Expenses
Facility operating expenses	245,493	249,090	242,921
General and administrative expenses	23,309	24,240	23,330
Lease expense	234,521	234,521	234,521
Depreciation and amortization	22,492	17,194	13,578
Total expenses	525,815	525,045	514,350

Loss from continuing operations	(39,292)	(39,326)	(41,494)
Loss from discontinued operations	—	—	(24,086)
Net loss	(39,292)	(39,326)	(65,580)
Net loss attributable to non-controlling interest of discontinued operations	—	—	(18,875)
Net loss attributable to the Partnership	$(39,292)	$(39,326)	$(46,705)

See accompanying notes to consolidated financial statements.

3

Holiday AL Holdings LP

Consolidated Statements of Changes in Equity
(In thousands)

	General Partners	Limited Partners	Non-controlling Interest	Total Equity

Balance at January 1, 2015	$3,098	$306,747	$—	$309,845
Net loss	(467)	(46,238)	(18,875)	(65,580)
Contributions	184	18,260	—	18,444
Distributions	(108)	(10,703)		(10,811)
Balance at December 31, 2015	2,707	268,066	(18,875)	251,898
Net loss	(393)	(38,933)	—	(39,326)
Contributions	431	42,629	—	43,060
Distributions	(1)	(56)	—	(57)
Assignment of Partnership's interest in the Management Company (Note 6)	(97)	(9,638)	18,875	9,140
Balance at December 31, 2016	2,647	262,068	—	264,715
Net loss	(393)	(38,899)	—	(39,292)
Distributions	(1)	(62)	—	(63)
Balance at December 31, 2017	$2,253	$223,107	$—	$225,360

See accompanying notes to consolidated financial statements.

4

Holiday AL Holdings LP

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31
	2017	2016	2015
Operating activities
Net loss	$(39,292)	$(39,326)	$(65,580)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Depreciation and amortization	22,492	17,194	13,681
Amortization of resident incentives	716	862	948
Straight-line rent expense	34,565	42,750	50,863
Amortization of community fees	(13,593)	(11,436)	(7,404)
Changes in operating assets and liabilities:
Cash and escrow deposits – restricted	76	235	78
Landlord required deposits	(2,990)	(3,110)	3,243
Accounts receivable	(1,394)	(428)	259
Prepaid expenses and other assets	(1,804)	9,783	(19,983)
Accounts payable and accrued expenses	(10)	(2,645)	20,991
Prepaid rent and deferred revenue	14,458	13,218	12,473
Tenant security deposits	(276)	(382)	(653)
Net cash provided by operating activities	12,948	26,715	8,916

Investing activities
Additions to investment in real estate	(26,714)	(28,180)	(20,098)
Change in escrow deposits	4,545	(4,185)	—
Return (collateralization) of letter of credit - restricted cash	500	(16,360)	—
Net cash used in investing activities	(21,669)	(48,725)	(20,098)

Financing activities
Contributions	—	43,060	—
Distributions	(63)	(57)	(261)
Due (from) to affiliate	—	—	(3,502)
Assignment of Partnership interest	—	(9,340)	—
Net cash (used in) provided by financing activities	(63)	33,663	(3,763)

Net (decrease) increase in cash and cash equivalents	(8,784)	11,653	(14,945)
Cash and cash equivalents at beginning of year	21,010	9,357	24,302
Cash and cash equivalents at end of year	$12,226	$21,010	$9,357

Continued on next page

5

Holiday AL Holdings LP

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31
	2017	2016	2015
Supplemental disclosure of non-cash information

Non-cash activity related to assignment of Partnership interest in the Management Company (see Note 6):
Decrease assets	$—	$14,291	$—
Decrease accounts payable and accrued expenses	—	(22,040)	—
Decrease due to affiliate	—	(10,731)	—
Non-controlling interest	—	18,875	—
Partnership equity	—	(395)	—

Other non-cash financing activities:
Non-cash distribution	$—	$—	$(10,550)
Non-cash contribution	—	—	18,444
Change in due from affiliate	—	—	(7,894)

See accompanying notes to consolidated financial statements.

6

Holiday AL Holdings LP
Notes to Consolidated Financial Statements
(In thousands)
December 31, 2017

1. Formation and Description of Operations
Holiday AL Holdings LP (HAHLP or the Partnership), a Delaware limited partnership, is the owner and operator of assisted living and independent living facilities in the United States. As of December 31, 2017, the Partnership, directly or indirectly through its ownership entities, owned or leased 131 assisted living communities and independent living communities consisting of 16,414 apartment and townhouse units (unaudited), located in 41 states (unaudited).

Properties	Communities	Units

Owned communities	8	1,676
Leased communities	123	14,738

The “Owned Communities” are wholly-owned properties accounted for under the consolidation method of accounting and are reflected as investment in real estate.

The “Leased Communities” are properties leased (not owned) and are accounted for as operating leases, pursuant to Accounting Standards Codification (ASC) 840, Leases.

The Partnership is majority owned by Holiday AL Acquisition, LLC (Holiday Acquisition, a limited liability company and a wholly owned subsidiary of investment funds managed by affiliates of Fortress Investment Group LLC), Holiday AL Holdings GP LLC (Holiday AL GP – the general partner and a wholly owned subsidiary of Holiday Acquisition), and Retained Interest LLC (Retained Interest – which is wholly owned by previous investors of Holiday Retirement).

In 2015, the members and affiliates of Holiday Acquisition decided to use the Partnership as the operating and administrative platform to provide management services through a partially owned subsidiary, Holiday AL Management Sub, LLC (the Management Company) (see Note 6). To effectuate this Harvest Facility Holdings LP (Harvest) transferred most of its employees to the Management Company, of which the Partnership owned a 51% ownership interest. During 2015, the Management Company entered into various agreements to provide management, leasing, and general and administrative services to the Partnership, Harvest and other third parties. Harvest is also majority owned by investment funds managed by affiliates of Fortress Investment Group LLC (see Note 10).

Effective on January 1, 2016, the Partnership entered into an assignment agreement to transfer its 51% of the Common Interest in the Management Company to a subsidiary of Holiday Acquisition (the Assignment Agreement, including any amendments) (see Note 6).

7

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies
The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The significant accounting policies are summarized below.

Principles of Consolidation
The consolidated financial statements represent the Partnership’s financial condition and results of operations and those of its subsidiaries. Properties and other subsidiaries which are wholly owned, controlled by the Partnership or variable-interest entities in which the Partnership is the primary beneficiary are consolidated. All intercompany transactions and balances have been eliminated in consolidation.

The Partnership’s interest in one variable-interest entity (the Management Company), for which it was considered to be the primary beneficiary, ended effective with the Assignment Agreement on January 1, 2016 (see Note 6).

Non-controlling Interests

A non-controlling interest in a subsidiary is generally an outside ownership interest in the consolidated entity that is reported as equity in the consolidated financial statements, separate from the parent company’s equity. In addition, consolidated net (loss) income is required to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest and is required to be disclosed on the face of the consolidated statements of operations. Effective with the Assignment Agreement on January 1, 2016, the non-controlling interest in the Management Company previously reported in the accompanying consolidated financial statements was eliminated.

Reclassifications
Certain reclassifications considered necessary for a fair presentation have been made to the prior period consolidated financial statements in order to conform to the current year presentation. These reclassifications have not changed net income or equity previously reported.

8

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the allocation of purchase price to tangible and intangible assets and liabilities, the evaluation of asset impairments, insurance reserves, depreciation and amortization, allowance for doubtful accounts, and other contingencies. Actual results could differ from those estimates and assumptions.

Investment in Real Estate and Related Intangibles
In business combinations, the Partnership recognizes all assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. In addition, the Partnership is required to expense acquisition-related costs as incurred, fair value of non-controlling interests at fair value at the acquisition date and expense restructuring costs associated with an acquired business.

The Partnership allocates the purchase price of properties to net tangible assets and identified intangibles acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price, the Partnership uses a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, its own internal analysis of recently acquired and existing comparable properties in the portfolio and other market data. The Partnership also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired or liabilities assumed.

Identified net tangible assets and finite lived intangibles are amortized over their estimated useful lives or contractual lives, which are as follows:

Asset Categories	Estimated Useful Life (In Years)

Building and building improvements	15–40
Land improvements	15
Leasehold improvements	3–15
Equipment	3–10
Resident lease intangibles	3–40

9

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and upgrades that improve and/or extend the lives of the assets are capitalized and depreciated over their estimated useful lives. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then the fair value of the asset is estimated. The impairment expense is determined by comparing the estimated fair value of the asset to its carrying value, with any excess of carrying value over fair value recognized as an impairment expense in the current period.

During the years ended December 31, 2017, 2016 and 2015, the Partnership evaluated all long lived depreciable assets for impairment and determined no impairment charges were necessary on the Partnership’s long-lived assets.

Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Partnership. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on sale is recognized.

Leases
Leases for which we are the lessee are accounted for as operating, capital, or financing leases based on the underlying terms. The classification criteria are based on estimates regarding the fair value of the leased communities, minimum lease payments, effective cost of funds, the economic life of the community, and certain other terms in the respective lease agreements.

The Partnership accounts for leases with rent holiday provisions or that contain fixed payment escalators on a straight-line basis as if the lease payments were fixed evenly over the life of each lease. Straightline rent payable in the consolidated balance sheets represents the difference between straight-line rent expense and the rent that is contractually due during the period. The Partnership capitalizes out-of-pocket costs incurred to enter into lease contracts as lease acquisition costs and amortizes them over the lives of the respective leases as additional community lease expense.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less from the date of purchase.

10

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
Cash and Escrow Deposits - Restricted
Cash and escrow deposits – restricted consist principally of collateral for letters of credit and resident security deposits.

Landlord Required Deposits
Landlord required deposits consist primarily of funds required by various landlords to be placed on deposit as security for the Partnership’s performance under lease agreements and will generally be held until lease termination. A summary is as follows:

	December 31
	2017	2016

Security and landlord deposits	$113,733	$112,404
Property tax and other reserves	7,818	10,702
Total landlord required deposits	$121,551	$123,106

Allowance for Doubtful Accounts
Allowance for doubtful accounts are recorded by management based upon the Partnership’s historical write-off experience, analysis of accounts receivable aging, and historic resident payment trends.

Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered. Allowance for doubtful accounts was $722 and $345 at December 31, 2017 and 2016, respectively.

11

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition
Resident fee revenue is recorded as it becomes due as provided for in the residents’ lease agreements. Residents’ agreements are generally for a term of 30 days with resident fees due monthly in advance.

Certain communities have residency agreements that require the resident to pay an upfront fee prior to occupying the community. During 2016, community fees were changed to non-refundable upon physical move-in. Prior to the change, community fees were non-refundable after a stated period (typically 90 days). Community fees are initially recorded as deferred revenue and recognized on a straight-line basis as part of resident fee revenue over an estimated three-year average stay of the residents in the communities. Deferred revenue totaled $21,118 and $19,622 at December 31, 2017 and 2016, respectively.

Residents have the option of paying a one-time fee to lock their monthly rental rate for the duration of their residency. These fees are recorded as deferred revenue and recognized on a straight-line basis to resident fee revenue over an estimated three-year average stay of the residents in the communities.

Certain residency agreements provide for free rent or incentives for a stated period of time. Incentives are initially recorded in other assets and recognized on a straight-line basis as a reduction of resident fee revenue over an estimated three-year average stay of the residents in the communities.

Income Taxes
The Partnership is not subject to federal income tax and therefore does not record a provision for federal income tax. Each partner is allocated their respective share of income and pays the related tax. The Partnership is subject to certain state and local income tax in a few jurisdictions and has provided for those taxes.

On December 22, 2017, tax reform (the "Tax Act") was signed into law. The Tax Act did not have a significant impact on the Partnership.

Advertising Costs
The Partnership expenses advertising costs as incurred. Advertising costs were $6,493, $6,974 and $6,233 for the periods ended December 31, 2017, 2016 and 2015, respectively, and are included in facility operating expenses in the consolidated statements of operations.

12

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
General and Administrative Expenses
Upon execution of the Assignment Agreement, the Partnership entered Management Agreements in which the Partnership pays related party management fees ranging from 4-5% of community revenue in exchange for management, leasing and general and administrative services provided by the Management Company. Management fees are included in general and administrative expenses for the years ended December 31, 2017, 2016 and 2015 (see Note 10).

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, cash and escrow deposits – restricted, landlord required deposits, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses, and tenant security deposits approximate their fair value.

The Partnership follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement, when valuing its financial instruments. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability.

As a basis for considering market-priced assumptions in fair value measurements, the statement establishes a fair value hierarchy that distinguishes between market-participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity’s own assumptions about market-participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•	Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.

•
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

13

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Recently Issued Accounting Standards

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows (230): Restricted Cash (ASU 2016-18). ASU 2016-18 affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under ASC 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Partnership is currently evaluating the impact the adoption of ASU 2016-18 will have on its consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows-Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 clarifies how cash receipts and cash payments in certain transactions are presented in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Partnership is currently evaluating the impact the adoption of ASU 2016-15 will have on its consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability for virtually all leases. The accounting applied to lessors under this new guidance is largely unchanged from prior guidance. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and initially was said to require a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The Partnership plans to adopt the standard on January 1, 2020, and upon adoption the Partnership will record a right to use asset and lease liability. Early adoption is permitted. In November of 2017, the FASB issued an exposure draft to amend certain aspects of the leasing standard as part of an implementation relief effort which will permit entities to elect not to restate comparative periods when transitioning to the new standard. The Partnership is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements and disclosures.

14

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

2. Summary of Significant Accounting Policies (continued)
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. Under ASU 2014-09, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. A significant source of revenue for the Partnership is generated through leasing arrangements, which are specifically excluded from this new standard. The Partnership is currently evaluating the impact of this standard.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), a new standard that will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. In connection with each annual period, management will assess whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the issuance date. Disclosures will be required if conditions give rise to substantial doubt. However, to determine the specific disclosures, management will need to assess whether its plans will alleviate substantial doubt.

The Partnership adopted this new standard, as required, effective January 1, 2017. The adoption of this standard did not have a material impact on our consolidated results of operations or financial position.

3. Resident Lease Intangibles, Net
At December 31, 2017 and 2016, resident lease intangibles, net were as follows:

Resident Lease Intangibles, Net

Balance at January 1, 2016	$1,870
Amortization	(60)
Balance at December 31, 2016	1,810
Amortization	(60)
Balance at December 31, 2017	$1,750

15

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

3. Resident Lease Intangibles, Net (continued)
Future amortization expense related to the resident lease intangibles over the next five years and thereafter, is as follows:

Estimated Amortization of Resident Lease Intangibles, Net
Years:
2018	$60
2019	60
2020	60
2021	60
2022	60
Thereafter	1,450
Total	$1,750

4. Other Balance Sheet Data
Prepaid expenses and other assets, net consisted of the following as of December 31:

	2017	2016

Deferred rent incentives, net	$1,258	$1,312
Prepaid real & personal property tax	1,928	1,747
Prepaid insurances	304	54
Other	11,657	12,041
Total	$15,147	$15,154

Accounts payable and accrued expenses consisted of the following as of December 31:

	2017	2016

Trade and accrued payables	$11,893	$12,738
Salaries and benefits	6,823	4,854
Property taxes	8,287	7,786
Insurance reserves	1,167	1,485
Other	358	296
Total	$28,528	$27,159

16

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

5. Leases
On September 25, 2014, Harvest sold 21 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership operates the communities pursuant to a 15 year lease (with two 5 year renewal options during which rent will reset to a fair value rate). The minimum lease payment was initially $30,250 annually, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

On December 23, 2013, Harvest sold 25 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership operates the communities pursuant to a 17 year lease. The minimum lease payment was initially $31,915 annually, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

On December 23, 2013, Harvest sold 51 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership operates the communities pursuant to a 17 year lease. The minimum lease payment was initially $65,031 annually, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

On September 19, 2013, Harvest sold 26 independent living communities to a third party. These communities were subsequently leased to the Partnership. The Partnership operates the communities pursuant to a 15 year lease (with two 5 year renewal options during which rent will reset to a fair value rate). The minimum lease payment was initially $49,016 annually, and such amount is subject to certain defined increases throughout the lease term, as further detailed in the lease agreement.

Lease expense under noncancelable operating leases was as follows:

	Year Ended December 31
	2017	2016	2015

Contractual operating lease expense	$199,956	$191,771	$183,658
Non-cash straight-line lease expense	34,565	42,750	50,863
Lease expense	$234,521	$234,521	$234,521

17

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

5. Leases (continued)

Minimum future cash lease payments under noncancelable operating leases which include 123 communities at December 31, 2017, are as follows:

2018	$206,532
2019	213,326
2020	220,347
2021	227,601
2022	235,096
Thereafter	1,940,450
Total	$3,043,352

The Partnership’s leases contain certain covenants. The Partnership guarantees performance under the leases. As of December 31, 2017, the Partnership is in compliance with all covenant requirements.

6. Variable-Interest Entities
Under the provisions for the consolidation of variable-interest entities in ASC 810-10, during 2015 the Partnership consolidated the assets, liabilities, and results of operations of the Management Company, the entity that performs property management services and holds various management agreements with the Partnership, Harvest and third parties. In prior reporting periods, the Partnership had a 51% interest in the Management Company. As a result of this ownership position, the Partnership determined that it was the primary beneficiary of this variable-interest entity because the Partnership had the power to direct the activities that most significantly impacted the entity’s economic performance.

With the January 1, 2016 Assignment Agreement, the Partnership’s 51% interest in the Management Company was assigned to an affiliate of Holiday Acquisition, at which point the Partnership no longer had any interest in the Management Company. The Partnership has no remaining obligation to absorb losses or the right to receive residual returns of the Management Company. Additionally, the Partnership does not have the power to direct activities of the Management Company. Consequently, the Partnership removed the assets, liabilities, equity, non-controlling interest and results of operations related to the Management Company as of the transaction date. No gain or loss was recorded on the assignment because the interest was assigned to an entity under common control with the Partnership.

Results of operations for 2015 related to the Management Company have been reclassified to discontinued operations, as exit from this business represented a strategic shift that had a major effect on the Partnership’s operations and financial results (see Note 9).

18

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

7. Insurance
The Partnership and its affiliates obtain various insurance coverages from commercial carriers at stated amounts as defined in the applicable policies. Losses related to deductible amounts are accrued based on management’s estimate of expected losses plus incurred but not reported claims. Premiums and losses are allocated to the Partnership and its affiliates based on an allocation derived by the number of units and previous claims experience which management believes are reasonable. As of December 31, 2017 and 2016, the Partnership accrued $1,167 and $1,485, respectively, for the expected future payment of deductible amounts specific to the Partnership, which is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

8. Commitments and Contingencies
In the normal course of business, the Partnership is involved in legal actions arising from the ownership and operation of the business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect in the consolidated financial position, operations or liquidity of the Partnership.

9. Discontinued Operations
The Partnership reports discontinued operations when the disposal of an entity, or a component of an entity, are considered a strategic shift and meet the criteria set forth by ASC 205, Discontinued Operations. The Partnership includes the results of these discontinued operations in a separate component of income/(loss) in the consolidated statements of operations.

Income from discontinued operations for the year ended December 31, 2015, represents operations from the Management Company (See Note 1).

The following is a summary of the components of loss from discontinued operations for the year ended December 31, 2015:

Resident fees	$(8,895)
Management fee revenue	36,176
Facility operating expenses	(151)
General and administrative expenses	(51,113)
Depreciation and amortization	(103)
Net loss from discontinued operations	$(24,086)

Net loss attributable to non-controlling interest	$(18,875)

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Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

9. Discontinued Operations (continued)
In 2015, the Management Company provided management services to Harvest (see Note 1) and 99 communities owned by third parties. As the Management Company was transferred January 1, 2016, there are no discontinued operations for the years ended December 31, 2017 or 2016.

10. Related Parties
Effective January 1, 2016, the Partnership discontinued its property management business by executing the Assignment Agreement. Effective January 1, 2016, the Partnership is managed by a related party and is charged a management fee for the services provided by a related party in accordance with the terms of the management contracts. For the years ended December 31, 2017, 2016, and 2015, the Partnership recognized $23.0 million, $23.7 million, and $23.3 million, respectively, of management fee expense which is included in general and administrative expense in the consolidated statements of operations. For the years ended December 31, 2017, 2016, and 2015, the Partnership recognized resident fees of $2.9 million, $8.7 million, and $8.9 million, respectively, from units leased to the Management Company. The Partnership settles amounts with related parties in cash, typically on a monthly basis. As of December 31, 2017, the Partnership has a receivable of $1 million for net unreimbursed invoices payments paid on behalf of Management Company and an affiliate. At December 31, 2016, the Partnership had a net payable of $0.1 million for services provided by the Management Company.

On January 1, 2015, a related party and the Management Company entered into a note for approximately $10.6 million in consideration for the transfer of most of the related party’s employees to the Management Company. On the same date, the same two parties entered into a separate contract for the Management Company to provide management services to the Partnership for 7% of gross revenues. In connection with the Assignment Agreement, the Partnership reclassified $24.6 million of management fees and $7.2 million of general and administrative expense reimbursements to this related party for the year ended December 31, 2015 to discontinued operations (See Note 9). On January 1, 2016, the note and related interest expense were transferred to an affiliate in connection with the Assignment Agreement which yielded no outstanding principal balance pertaining to this note for the Partnership at December 31, 2016.

During 2017, the Partnership entered into Facility Access Agreements with an affiliate, owned by the Management Company, which permits the related party access to certain common areas and kitchen facilities. For the year ended December 31, 2017, the Partnership earned $7 million in revenue, which is included within resident fees on the accompanying consolidated statement of operations.

20

Holiday AL Holdings LP
Notes to Consolidated Financial Statements (continued)
(In thousands)

11. Subsequent Events
The Partnership has evaluated its subsequent events through February 16, 2018, the date the Partnership’s consolidated financial statements for the year ended December 31, 2017, were available for issuance. No subsequent events occurred which required accrual or disclosure in the consolidated financial statements.

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